November 2, 2011

Mr. Joel Parker
Accounting Branch Chief
United States Securities and
 Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:         Old Republic International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-10607

Dear Mr. Parker:

We have received your letter of October 20, 2011 and acknowledge your request that we respond within ten business days to the inquiries and directions cited in the letter.  Due to the timing of the Commission’s letter our resources have been directed to the preparation of and timely filing of the Company’s Form 10-Q for the quarterly period ended September 30, 2011.  Accordingly, we ask for your forbearance and allow us an additional ten business days to comply with the Commission’s request.

Sincerely,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President and Chief Financial Officer

cc:           James Peklenk,
 Staff Accountant, SEC
Lisa Vanjoske,
 Assistant Chief Accountant, SEC
A. C. Zucaro,
 Chairman and Chief Executive Officer, ORI
Chris Nard,
 President, ORI